Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2022 Unaudited Financial Results

WUHAN, China, August 15, 2022 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2022 were RMB1,833.2 million (US$273.7 million), compared with RMB2,336.8 million in the same period of 2021.

•	Gross profit in the second quarter of 2022 was RMB309.0 million (US$46.1 million), compared with RMB306.5 million in the same period of 2021.

•	Net loss in the second quarter of 2022 was RMB38.8 million (US$5.8 million), compared with RMB181.7 million in the same period of 2021.

•	Adjusted net income[1] in the second quarter of 2022 was RMB23.5 million (US$3.5 million), compared with adjusted net loss of RMB145.1 million in the same period of 2021.

•	Average mobile MAUs[2] in the second quarter of 2022 were 55.7 million, compared with 60.7 million in the same period of 2021.

•	Quarterly average paying user[3] count in the second quarter of 2022 was 6.6 million, compared with 7.2 million in the same period of 2021.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “During the second quarter, we maintained our focus on enriching our platform’s content ecosystem and increased our investment and innovation in self-produced content. At the same time, we optimized our cost control mechanisms and carried out structural adjustments to enhance the quality of our revenue streams. We achieved substantial progress in this quarter, as demonstrated by our stable average mobile MAUs of 55.7 million and our improved financial performance, as our adjusted net income1 reached RMB23.5 million. Going forward, we will remain committed to executing our business strategy in developing our game-centric comprehensive content platform by leveraging our deeper understanding of the preferences and characteristics of different user categories. Furthermore, we will continue to enrich our innovative tailor-made content in livestreaming, videos, graphics, and interactive communities. We will maintain our leading position in the traditional livestreaming industry by augmenting and developing our game-centric ecosystem and exploring new growth drivers to achieve sustainable and healthy growth.”

[1]

“Adjusted net income” is calculated as net loss before share-based compensation expenses, and share of loss in equity method investments, and impairment loss on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to the number of mobile devices that launched the Company’s mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

[3]

“Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on the Company’s platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “Our total revenue in the second quarter reached RMB1.83 billion and gross profit was RMB309.0 million, representing a gross margin of 16.9%. We also achieved adjusted net income1 of RMB23.5 million. During this quarter, while we further invested into new business initiatives and self-produced content, we continued to optimize our operational efficiency and successfully implemented additional cost control measures. Our attention to operating efficiency has delivered tangible results with improved returns for each game, generating a sequential improvement of gross margin and a turnaround in our adjusted net profit in this quarter. As of the end of the second quarter, we have cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB6,685 million. These abundant cash reserves will provide us with ample support to stabilize our core business operations as we navigate through the challenging macro environment. Looking ahead, we remain focused on enhancing our monetization capabilities and developing our operating model to improve operating efficiency as we strive to deliver long-term value to our shareholders.”

Second Quarter 2022 Financial Results

Total net revenues in the second quarter of 2022 decreased by 21.6% to RMB1,833.2 million (US$273.7million), compared with RMB2,336.8 million in the same period of 2021.

Livestreaming revenues in the second quarter of 2022 decreased by 18.8% to RMB1,768.3 million (US$264.0 million) from RMB2,178.1 million in the same period of 2021. The decrease was due to the ongoing implementation of prudent operating strategies which primarily included the Company’s adjustments to certain interactive features and related operations to promote the long-term development of its platform.

Advertising and other revenues in the second quarter of 2022 were RMB64.9 million (US$9.7 million), compared with RMB158.7 million in the same period of 2021. The decrease was primarily due to the continued exploration of new commercialization models by using a portion of advertising traffic that could have been directly monetized, as well as the soft demand for advertisements coupled with the resurgence of COVID-19 in China.

Cost of revenues in the second quarter of 2022 was RMB1,524.2 million (US$227.6million), a decrease of 24.9% compared with RMB2,030.2 million in the same period of 2021.

Revenue sharing fees and content costs in the second quarter of 2022 decreased by 27.2% to RMB1,314.7 million (US$196.3 million) from RMB1,806.8 million in the same period of 2021. The decrease was primarily due to decreased revenue sharing fees which outpaced the decrease in livestreaming revenues as a result of our effective implementation of prudent and ROI-focused operating strategies, as well as a significant decrease in copyright costs.

Bandwidth costs in the second quarter of 2022 decreased by 11.2% to RMB143.7million (US$21.5 million) from RMB161.8 million in the same period of 2021. The decrease was mainly due to less peak bandwidth usage for fewer purchased eSports tournaments, as well as lower per unit bandwidth costs as a result of improved procurement efficiency.

Gross profit in the second quarter of 2022 was RMB309.0 million (US$46.1 million), compared with RMB306.5 million in the same period of 2021. Gross margin in the second quarter of 2022 improved to 16.9% from 13.1% in the same period of 2021. The increase in gross margin was primarily due to the decreases in both revenue sharing fees and copyright costs as a percentage of total net revenues.

Sales and marketing expenses in the second quarter of 2022 decreased 43.2% to RMB167.5 million (US$25.0 million) from RMB295.0 million in the same period of 2021. The decrease was mainly attributable to the significant decrease in marketing expenses for user acquisition and decreased personnel-related expenses.

Research and development expenses in the second quarter of 2022 decreased 17.2% to RMB101.9 million (US$15.2million) from RMB123.0 million in the same period of 2021. The decrease was primarily attributable to the decrease in personnel-related expenses.

General and administrative expenses in the second quarter of 2022 decreased 11.7% to RMB90.7 million (US$13.5million) from RMB102.6 million in the same period of 2021. The decrease was primarily due to the decreased professional service fees.

Other operating income, net in the second quarter of 2022 was RMB20.4 million (US$3.0 million), compared with other operating income of RMB16.7 million in the same period of 2021.

Loss from operations in the second quarter of 2022 was RMB30.6 million (US$4.6 million), compared with RMB197.4 million in the same period of 2021.

Adjusted operating income in the second quarter of 2022, which adds back share-based compensation expenses, was RMB0.3 million (US$0.0 million), compared with adjusted operating loss of RMB165.1 million in the same period of 2021.

Net loss in the second quarter of 2022 was RMB38.8 million (US$5.8 million), compared with RMB181.7 million in the same period of 2021.

Adjusted net income in the second quarter of 2022, which excludes share-based compensation expenses, share of loss in equity method investments, and impairment loss of investments, was RMB23.5 million (US$3.5million), compared with adjusted net loss of RMB145.1 million in the same period of 2021.

Basic and diluted net loss per ADS4 in the second quarter of 2022 were RMB0.10 (US$0.01) and RMB0.10 (US$0.01, respectively. Adjusted basic and diluted net income per ADS in the second quarter of 2022 were RMB0.10 (US$0.01) and RMB0.10 (US$0.01), respectively.

[4]	Every ten ADSs represent one ordinary share.

Cash and cash equivalents, restricted cash and bank deposits

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB6,685 million (US$998.0 million), compared with RMB6,643 million as of December 31, 2021.

Conference Call Information

The Company will hold a conference call on August 15, 2022, at 7:00am Eastern Time (or 7:00pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	8396492

The replay will be accessible through August 22, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	7633533

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at

http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating (loss) income is calculated as loss from operation adjusted for share-based compensation expenses. Adjusted net (loss) income is calculated as net loss adjusted for share-based compensation expenses, share of loss in equity method investments, and impairment loss on investments. Adjusted net (loss) income attributable to DouYu is calculated as net loss attributable to DouYu adjusted for share-based compensation expenses, share of loss in equity method investments, and impairment loss of investments. Adjusted basic and diluted net (loss) income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of loss in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2021	2022	2022
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,456,406	3,793,782	566,397
Restricted cash	10,703	6,057	904
Short-term bank deposits	2,076,355	2,784,964	415,784
Accounts receivable, net	191,389	143,435	21,414
Prepayments	80,717	51,240	7,650
Amounts due from related parties	37,159	37,957	5,667
Other current assets	376,367	323,551	48,305

Total current assets	7,229,096	7,140,986	1,066,121
Property and equipment, net	25,111	19,323	2,885
Intangible assets, net	161,540	139,528	20,831
Long-term bank deposits	100,000	100,000	14,930
Investments	491,425	504,956	75,388
Goodwill	12,637	13,302	1,986
Right-of-use assets, net	72,309	68,560	10,236
Other non-current assets	64,785	66,738	9,964

Total non-current assets	927,807	912,407	136,220

TOTAL ASSETS	8,156,903	8,053,393	1,202,341

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	824,128	731,448	109,202
Advances from customers	7,476	3,649	545
Deferred revenue	235,134	238,545	35,614
Accrued expenses and other current liabilities	458,328	371,740	55,499
Amounts due to related parties	293,508	308,565	46,068
Lease liabilities due within one year	30,417	36,700	5,479

Total current liabilities	1,848,991	1,690,647	252,407
Lease liabilities	31,278	27,342	4,082
Deferred revenue	18,045	12,663	1,891

Total non-current liabilities	49,323	40,005	5,973

TOTAL LIABILITIES	1,898,314	1,730,652	258,380

(1)

Translations of of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2021	2022	2022
	RMB	RMB	US$ (1)
SHAREHOLDERS’ EQUITY
Ordinary shares	23	23	3
Treasury shares	(802,250)	(911,217)	(136,041)
Additional paid-in capital	10,618,538	10,667,589	1,592,629
Accumulated deficit	(3,445,102)	(3,562,873)	(531,923)
Accumulated other comprehensive loss	(112,621)	122,067	18,225

Total DouYu Shareholders’ Equity	6,258,588	6,315,589	942,893
Noncontrolling interests	1	7,152	1,068

Total Shareholders’ Equity	6,258,589	6,322,741	943,961

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,156,903	8,053,393	1,202,341

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,336,771	1,795,646	1,833,205	273,690	4,489,459	3,628,851	541,773
Cost of revenues	(2,030,223)	(1,551,872)	(1,524,167)	(227,552)	(3,922,722)	(3,076,039)	(459,241)

Gross profit	306,548	243,774	309,038	46,138	566,737	552,812	82,532
Operating (expenses) income (2)
Sales and marketing expenses	(294,953)	(186,358)	(167,463)	(25,002)	(504,829)	(353,822)	(52,824)
General and administrative expenses	(102,624)	(90,100)	(90,659)	(13,535)	(190,698)	(180,758)	(26,986)
Research and development expenses	(123,015)	(116,308)	(101,847)	(15,205)	(234,280)	(218,155)	(32,570)
Other operating income, net	16,681	47,801	20,375	3,042	40,605	68,175	10,178

Total operating expenses	(503,911)	(344,965)	(339,594)	(50,700)	(889,202)	(684,560)	(102,202)

Loss from operations	(197,363)	(101,191)	(30,556)	(4,562)	(322,465)	(131,748)	(19,670)
Other income (expenses), net	178	(1,149)	(28,884)	(4,312)	305	(30,032)	(4,484)
Interest income, net	19,768	16,632	23,570	3,519	40,697	40,201	6,002

Loss before income taxes and share of Loss in equity method investments	(177,417)	(85,708)	(35,870)	(5,355)	(281,463)	(121,579)	(18,152)
Income tax expense	—	—	—	—	—	—	—
Share of loss in equity method investments	(4,243)	(1,146)	(2,887)	(431)	(2,029)	(4,033)	(602)

Net loss	(181,660)	(86,854)	(38,757)	(5,786)	(283,492)	(125,612)	(18,754)
Less: Net loss attributable to noncontrolling interest	(34,651)	—	(7,841)	(1,171)	(74,465)	(7,841)	(1,171)

Net loss attributable to ordinary shareholders of the Company	(147,009)	(86,854)	(30,916)	(4,615)	(209,027)	(117,771)	(17,583)

Net loss per ordinary share
Basic	(4.52)	(2.71)	(0.97)	(0.15)	(6.44)	(3.69)	(0.55)
Diluted	(4.52)	(2.71)	(0.97)	(0.15)	(6.44)	(3.69)	(0.55)
Net loss per ADS(3)
Basic	(0.45)	(0.27)	(0.10)	(0.01)	(0.64)	(0.37)	(0.06)
Diluted	(0.45)	(0.27)	(0.10)	(0.01)	(0.64)	(0.37)	(0.06)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	32,520,221	32,065,147	31,827,240	31,827,240	32,434,992	31,947,461	31,947,461
Diluted	32,520,221	32,065,147	31,827,240	31,827,240	32,434,992	31,947,461	31,947,461
Weighted average number of ADS used in calculating net loss per ADS(3)
Basic	325,202,212	320,651,471	318,272,401	318,272,401	324,349,925	319,474,607	319,474,607
Diluted	325,202,212	320,651,471	318,272,401	318,272,401	324,349,925	319,474,607	319,474,607

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,300	5,435	5,437	812	10,768	10,872	1,623
Sales and marketing expenses	1,177	1,212	1,213	181	2,395	2,425	362
General and administrative expenses	25,810	26,563	24,184	3,611	52,442	50,747	7,576

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(197,363)	(101,191)	(30,556)	(4,562)	(322,465)	(131,748)	(19,670)
Add:
Share-based compensation expenses	32,287	33,210	30,834	4,604	65,605	64,044	9,561

Adjusted Operating (loss) income	(165,076)	(67,981)	278	42	(256,860)	(67,704)	(10,109)

Net Loss	(181,660)	(86,854)	(38,757)	(5,786)	(283,492)	(125,612)	(18,754)
Add:
Share-based compensation expenses	32,287	33,210	30,834	4,604	65,605	64,044	9,561
Share of loss in equity method investments	4,243	1,146	2,887	431	2,029	4,033	602
Impairment loss of investment	—	—	28,571	4,266	—	28,571	4,266

Adjusted net (loss) income	(145,130)	(52,498)	23,535	3,515	(215,858)	(28,964)	(4,325)

Net loss attributable to DouYu	(147,009)	(86,854)	(30,916)	(4,615)	(209,027)	(117,771)	(17,583)
Add:
Share-based compensation expenses	32,287	33,210	30,834	4,604	65,605	64,044	9,561
Share of loss in equity method investments	4,243	1,146	2,887	431	2,029	4,033	602
Impairment loss of investment	—	—	28,571	4,266	—	28,571	4,266

Adjusted net (loss) income attributable to DouYu	(110,479)	(52,498)	31,376	4,686	(141,393)	(21,123)	(3,154)

Adjusted Net (loss) income per ordinary share
Basic	(3.47)	(1.64)	0.99	0.15	(4.44)	(0.66)	(0.10)
Diluted	(3.47)	(1.64)	0.99	0.15	(4.44)	(0.66)	(0.10)
Adjusted net (loss) income per ADS(2)
Basic	(0.35)	(0.16)	0.10	0.01	(0.44)	(0.07)	(0.01)
Diluted	(0.35)	(0.16)	0.10	0.01	(0.44)	(0.07)	(0.01)
Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	32,520,221	32,065,147	31,827,240	31,827,240	32,434,992	31,947,461	31,947,461
Diluted	32,520,221	32,065,147	31,827,240	31,827,240	32,434,992	31,947,461	31,947,461
Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	325,202,212	320,651,471	318,272,401	318,272,401	324,349,925	319,474,607	319,474,607
Diluted	325,202,212	320,651,471	318,272,401	318,272,401	324,349,925	319,474,607	319,474,607

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.